Exhibit 99.1
CRIC and Baidu Announce Expanded Strategic Cooperation
CRIC becomes Baidu’s exclusive strategic partner
to sell Baidu’s real estate brandlink product
Shanghai, China, June 21, 2011—China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, and Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, announced today that they have entered into a new strategic partnership agreement.
Under the agreement, CRIC will become Baidu’s premier strategic online real estate partner and will have the exclusive right to sell Baidu’s real estate brandlink product, which is one form of keyword advertising, during the next three years. In addition, the two companies will continue their previous cooperation in several other Baidu products, including Baidu Website Promotion, Baidu Encyclopedia, Baidu Knows and Baidu Map, to further expand the online search-based advertising market for the real estate industry.
The new agreement expands the agreements previously entered in 2010. In February of 2010, the two companies signed cooperation agreements for a series of Baidu web products. Further, in May of 2010, CRIC obtained the exclusive right to build and operate Baidu’s online real estate channels for the following four years. Starting in August of 2010, CRIC successfully built and launched the Baidu Leju new home, secondary home and home renting channels. CRIC will continue launching additional online real estate related channels on www.baidu.com, including the Baidu Leju home furnishing channel, under the 2010 agreements.
Xin Zhou, CRIC’s co-chairman and chief executive officer, said, “Partnering with Baidu in online real estate search and advertising is an important strategic decision. Through this new agreement with Baidu, CRIC enhances the strength of its search-based online products. Combined with CRIC’s already strong portal-based online products, this uniquely positions CRIC to provide quick, comprehensive real estate information and a multi-dimensional web experience for hundreds of millions of internet users in China, while further strengthening our leading position in the online real estate services business.”
Mr. Zhou added, “Over the past year, Baidu Leju has become an important information source for tens of millions of internet users who are interested in the Chinese real estate market. Baidu Leju’s current model has been well recognized and received by more than a thousand real estate developers. Through the expanded agreement with Baidu, CRIC is now able to provide more comprehensive sets of online products to real estate clients and further enhance users’ web search experience for real estate information.”
Haoyu Shen, Baidu’s senior vice president of business operations, commented, “Search has become an increasingly important information source for China’s home buyers. The cooperation with CRIC over the past year has confirmed our view about the market potential for online search-related products through vertical real estate channels. As a result, we will continue working closely to expand this market.”

Mr. Shen continued, "We hope that the strategic cooperation with CRIC will help accelerate Baidu’s real estate vertical channel development, and provide better user and client experiences in online real estate information search.”
The expanded strategic agreement will take effect in August 2011. Under the terms of the agreement, CRIC will pay Baidu a total of RMB180 million over the three-year term (RMB40 million in the first year, RMB60 million in the second year and RMB80 million in the third year), in addition to RMB200 million over four years under the 2010 agreements. These agreements will give CRIC the exclusive right to sell Baidu’s real estate brandlink product to all real estate developers in China during the contract period. CRIC will continue building and operating the Baidu real estate and home furnishing related channels. CRIC will retain all associated revenues from these agreements.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 140 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from CRIC’s and Baidu’s management in this announcement, as well as CRIC’s and Baidu’s strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about CRIC’s or Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Neither CRIC nor Baidu undertakes any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and neither CRIC nor Baidu undertakes any duty to update such information, except as required under applicable law.

For Investor and Media Inquiries:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com